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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                     Commission File No. 0-12406


This filing relates to a planned acquisition (the "Acquisition") between Amgen Inc. ("Amgen") and Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Amgen today, December 17, 2001, and is incorporated by reference into this filing.

On December 17, 2001, Amgen sent an email message to all of its staff regarding the Acquisition. The text of the email message follows.

Memorandum  [AMGEN LOGO]

To:    All Amgen Staff

From:  Kevin Sharer

Date:  December 17, 2001

Re:    Acquisition of Immunex

I am pleased to tell you that we have agreed to acquire Seattle-based Immunex, one of the biotech industry's fastest-growing and most-respected companies. Strategically, this acquisition is great for Amgen. The company has a product we think is terrific-Enbrel(R), for rheumatoid arthritis patients. Enbrel(R) changes patient's lives in a dramatic way. It is a market-leading product with nearly $1 billion in sales expected in 2002 and potential for $3 billion or more in subsequent years.

Enbrel(R) is the fastest-growing biologic drug ever. Our core competencies in bringing successful drugs to market and optimizing their potential will help Enbrel(R) achieve its full promise. We'll add this additional blockbuster to our portfolio. We'll also become an instant leader in a new therapeutic area, inflammation, enhancing our already strong leadership position in oncology and nephrology. Inflammation is a very large and opportunity-rich area for us and very underserved from a patient perspective. It complements the pipeline products and research we already have in inflammation.

Immunex is a great company with a lot of great people. They have a culture that is very much like ours. They share our values, our biotechnology heritage and they are located on the West Coast.


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Financially, the acquisition is attractive to our shareowners. It is very modestly dilutive, less than 5 percent in 2003. Adding Immunex, we expect to increase our long-term product sales growth rate to the low-30s and our cash earnings per share growth rate to the mid-20s for the 2001-2005 period.

While the acquisition of Immunex isn't expected to close until mid-2002, pending customary regulatory approvals and shareholder votes, we are already planning how best to integrate Immunex into Amgen so that all of our goals with this transaction will be met. I will be CEO of the combined company, and the CEO of Immunex, Ed Fritzky, will join Amgen's Board of Directors. We also are fortunate to have two executives from Immunex join Amgen's Executive Committee. Peggy Phillips will be an Executive Vice President, reporting to me. Doug Williams, who now runs discovery research at Immunex, will be a Senior Vice President, reporting to Roger Perlmutter and overseeing discovery research in Seattle.

On behalf of the Executive Committee, I couldn't be more excited about this new chapter in Amgen's development and the opportunity it represents for our company, staff, shareholders and the millions of patients around the world and others who look to us to create the medicines of the future.

WEBSITE AND WEBCAST ANNOUNCEMENT
--------------------------------

For more information on the acquisition announcement, go to
http://amgen.acquisitioninformation.com
---------------------------------------

There will be a conference call with the investment community on Monday, December 17, 2001, at 6:00 a.m. PST/9:00 a.m. EST. To access the conference call, dial (877) 817-2450 or (706) 634-7548. Live audio of the conference call and slides that will be used to facilitate discussion can be accessed on the Internet by going to http://amgen.acquisitioninformation.com and following the appropriate links.

Replays will be available for 30 days beginning about four hours after the call's conclusion. To access the replay on the Internet, go to http://amgen.acquisitioninformation.com and follow the appropriate links. For staff to replay the call from your telephone, dial (800) 642-1687 or (706) 645-9291. The pass code is 271-2097.

For Thousand Oaks staff, the video replay will be available Tuesday, December 18
- Friday, December 21, from noon to 1:00 p.m. in the Bistro, Oasis and Terrace cafeterias.

Additional Information and Where to Find It
-------------------------------------------

In connection with Amgen's proposed acquisition of Immunex, Amgen and Immunex intend to file with the SEC a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.


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Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; the Immunex acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product.

Furthermore, Amgen's research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of Amgen's products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of Amgen's products.

In addition, while Amgen routinely obtains patents for Amgen's products and technology, the protection offered by Amgen's patents and patent applications may be challenged, invalidated or circumvented by our competitors.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen and Immunex. Amgen and Immunex assume no obligation and expressly disclaim any duty to update information contained in this document except as required by law.